Exhibit 99.1
Friday, 5 August 2011

James Hardie Industries SE
ARBN 097 829 895

The Manager
Company Announcements Office	Level 3, 22 Pitt Street
ASX 20 Bridge Street	Sydney NSW 2000 Australia
SYDNEY NSW 2000	Telephone (02) 8274 5239
Fax (02) 8274 5218

GPO Box 3935 Sydney NSW 2001 Australia
Dear Sir/Madam
James Hardie will conduct a management briefing on its 1st Quarter FY12 results on Tuesday, 16 August 2011.
No physical briefing will be held for this quarter’s results. A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	3.00pm Australian Eastern Standard Time (AEST)

Local:	02 8113 1401

International:	+61 2 8113 1401
Confirmation ID for the teleconference: 7317826
URL: http://www.ir.jameshardie.com.au/jh/results_fy_2012.jsp
Yours faithfully
Sean O’Sullivan
Vice President — Investor and Media Relations